SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 13)(1)

                    MEDICAL IMAGING CENTERS OF AMERICA, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    584578108
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                                 (CUSIP number)

                             STEVEN WOLOSKY, ESQUIRE
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 5, 1996
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

              Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
          1   NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
          2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
          3   SEC USE ONLY

--------------------------------------------------------------------------------
          4   SOURCE OF FUNDS*
                     PF, WC
--------------------------------------------------------------------------------
          5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
          6   CITIZENSHIP OR PLACE OR ORGANIZATION

                                    DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF         7          SOLE VOTING POWER
        SHARES
     BENEFICIALLY                      422,658
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
--------------------------------------------------------------------------------
                        8          SHARED VOTING POWER

                                          -0-
--------------------------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                       422,658
--------------------------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                                       422,658
--------------------------------------------------------------------------------
          12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                    / /
--------------------------------------------------------------------------------
          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      16.00%
--------------------------------------------------------------------------------
          14    TYPE OF REPORTING PERSON*

                       PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
          1         NAME OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                          STEEL PARTNERS SERVICES, LTD.
--------------------------------------------------------------------------------
          2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
          3         SEC USE ONLY

--------------------------------------------------------------------------------
          4         SOURCE OF FUNDS*
                           OO
--------------------------------------------------------------------------------
          5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
          6         CITIZENSHIP OR PLACE OR ORGANIZATION

                                    NEW YORK
--------------------------------------------------------------------------------
      NUMBER OF      7          SOLE VOTING POWER
        SHARES
     BENEFICIALLY                   105,024(2)
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
--------------------------------------------------------------------------------
                     8          SHARED VOTING POWER

                                       -0-
--------------------------------------------------------------------------------
                     9          SOLE DISPOSITIVE POWER

                                    105,024(2)
--------------------------------------------------------------------------------
                    10          SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
         11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                                    105,024(2)
--------------------------------------------------------------------------------
         12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                        / /
--------------------------------------------------------------------------------
         13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             3.97%
--------------------------------------------------------------------------------
         14         TYPE OF REPORTING PERSON*

                          CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------
     (2) Represents Shares in a securities portfolio owned by a foreign investment company that is managed on a discretionary basis by Steel Partners Services, Ltd.

================================================================================
          1         NAME OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                            STEEL PARTNERS COMMITTEE
--------------------------------------------------------------------------------
          2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
          3         SEC USE ONLY

--------------------------------------------------------------------------------
          4         SOURCE OF FUNDS*
                        PF, WC
--------------------------------------------------------------------------------
          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEM 2(d) OR 2(e)                         / /
--------------------------------------------------------------------------------
          6          CITIZENSHIP OR PLACE OR ORGANIZATION

                        DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF       7          SOLE VOTING POWER
        SHARES
     BENEFICIALLY                      527,682
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
--------------------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          -0-
--------------------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                       527,682
--------------------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          -0-
--------------------------------------------------------------------------------
          11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                                       527,682
--------------------------------------------------------------------------------
          12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES*                                       / /
--------------------------------------------------------------------------------
          13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                19.97%
--------------------------------------------------------------------------------
          14         TYPE OF REPORTING PERSON*

                        PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
          1          NAME OF REPORTING PERSONS
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                               WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
          3          SEC USE ONLY

--------------------------------------------------------------------------------
          4          SOURCE OF FUNDS*
                          PF, OO
--------------------------------------------------------------------------------
          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEM 2(d) OR 2(e)                         / /
--------------------------------------------------------------------------------
          6          CITIZENSHIP OR PLACE OR ORGANIZATION

                             USA
--------------------------------------------------------------------------------
      NUMBER OF       7          SOLE VOTING POWER
        SHARES
     BENEFICIALLY                      527,682(3)
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
--------------------------------------------------------------------------------
                      8          SHARED VOTING POWER

                                          - 0 -
--------------------------------------------------------------------------------
                      9          SOLE DISPOSITIVE POWER

                                       527,682(3)
--------------------------------------------------------------------------------
                     10          SHARED DISPOSITIVE POWER

                                          - 0 -
--------------------------------------------------------------------------------
          11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                                       527,682(3)
--------------------------------------------------------------------------------
          12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                     CERTAIN SHARES*                                       / /
--------------------------------------------------------------------------------
          13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 19.97%
--------------------------------------------------------------------------------
          14         TYPE OF REPORTING PERSON*

                              IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
     (3) Includes 422,658 Shares owned by Steel Partners II, L.P. and 105,024 Shares managed by Steel Partners Services, Ltd., an entity controlled by Warren
G. Lichtenstein and Lawrence Butler.

================================================================================
          1         NAME OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                 LAWRENCE BUTLER
--------------------------------------------------------------------------------
          2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
          3         SEC USE ONLY

--------------------------------------------------------------------------------
          4         SOURCE OF FUNDS*
                        PF, OO
--------------------------------------------------------------------------------
          5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e)                          / /
--------------------------------------------------------------------------------
          6         CITIZENSHIP OR PLACE OR ORGANIZATION

                           USA
--------------------------------------------------------------------------------
      NUMBER OF      7          SOLE VOTING POWER
        SHARES
     BENEFICIALLY                      527,682(4)
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
--------------------------------------------------------------------------------
                     8         SHARED VOTING POWER

                                          - 0 -
--------------------------------------------------------------------------------
                     9         SOLE DISPOSITIVE POWER

                                       527,682(4)
--------------------------------------------------------------------------------
                    10         SHARED DISPOSITIVE POWER

                                          - 0 -
--------------------------------------------------------------------------------
          11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                                       527,6824
--------------------------------------------------------------------------------
          12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                        / /
--------------------------------------------------------------------------------
          13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 19.97%
--------------------------------------------------------------------------------
          14        TYPE OF REPORTING PERSON*

                        IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
     (4) Includes 422,658 Shares owned by Steel Partners II, L.P. and 105,024 Shares managed by Steel Partners Services, Ltd., an entity controlled by Warren
G. Lichtenstein and Lawrence Butler.

================================================================================
          1         NAME OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                 JACK L. HOWARD
--------------------------------------------------------------------------------
          2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
          3          SEC USE ONLY

--------------------------------------------------------------------------------
          4          SOURCE OF FUNDS*
                            PF
--------------------------------------------------------------------------------
          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                     PURSUANT TO ITEM 2(d) OR 2(e)                          / /
--------------------------------------------------------------------------------
          6          CITIZENSHIP OR PLACE OR ORGANIZATION

                               USA
--------------------------------------------------------------------------------
      NUMBER OF      7        SOLE VOTING POWER
        SHARES
     BENEFICIALLY                   700(5)
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
--------------------------------------------------------------------------------
                     8        SHARED VOTING POWER

                                     - 0 -
--------------------------------------------------------------------------------
                     9        SOLE DISPOSITIVE POWER

                                    700(5)
--------------------------------------------------------------------------------
                    10        SHARED DISPOSITIVE POWER

                                     - 0 -
--------------------------------------------------------------------------------
          11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                                    700(5)
--------------------------------------------------------------------------------
          12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                        / /
--------------------------------------------------------------------------------
          13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  .03%
--------------------------------------------------------------------------------
          14        TYPE OF REPORTING PERSON*

                              IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
    (5) Consists of 700 Shares all of which are owned by his wife, Kathryn Howard, in trust for their children.

    This constitutes Amendment No. 13 ("Amendment No. 13") to Schedule 13D filed by the undersigned on March 18, 1995 (the "Schedule 13D"). Except as specifically amended by this Amendment No. 13, the Schedule 13D, as amended, remains in full force and effect. Defined terms herein shall have the meaning specified in the Schedule 13D, except as otherwise provided herein.

         Item 3 is amended to read in its entirety as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate purchase price of the 422,658 Shares of Common Stock owned by Steel Partners II is $2,475,693. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

         The aggregate purchase price of the 105,024 Shares of Common Stock beneficially owned by Services is $845,164. Such Shares were acquired with funds it manages for a foreign investment company (the "Fund"). Pursuant to an agreement (the "Management Agreement") with the Fund, Services has been appointed to manage, on a discretionary basis, certain of the Fund's assets, which are maintained in a brokerage account in the Fund's name. The Management Agreement may be terminated by either party at any time. Therefore, pursuant to Rule 13d-3(d)(1)(C), the Fund may also be deemed the beneficial owner of the Shares reported to be beneficially owned by Services.

         The aggregate purchase price of the 700 Shares of Common Stock owned by Jack Howard is $5,600. The Shares of Common Stock beneficially owned by Jack Howard were acquired with personal funds.

         Paragraphs (a) and (c) of Item 5 are amended to read as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 2,642,326 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Company's Proxy Statement for a Special Meeting of Stockholders to be held February 26, 1996.

As of the close of business on February 7, 1996:

         The Committee beneficially owns an aggregate of 527,682 Shares, representing 19.97% of the shares outstanding, of which 422,658 Shares are beneficially owned by Steel Partners II, and 105,024 by Services.

         Steel Partners II beneficially owns 422,658 Shares of Common Stock, constituting approximately 16.00% of the Shares outstanding; and Services beneficially owns 105,024 Shares, constituting approximately 3.97% of the Shares outstanding. Mr. Howard may be deemed to beneficially own 700 shares of the Shares, constituting approximately
 .03% of the Shares outstanding, all of which are owned by his wife, Kathryn Howard, in trust for their children. Collectively, the Reporting Persons own 528,382 Shares, constituting approximately 19.997% of the Issuer's Common Stock outstanding. Mr. Lichtenstein and Mr. Butler may be deemed to beneficially own 527,682 Shares, representing approximately 19.97% of the Issuer's Common Stock outstanding, by virtue of their authority to vote and dispose of the 422,658 Shares owned by Steel Partners II and the 105,024 Shares managed by Services. All of such Shares were acquired in open-market transactions.

         (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock since the filing of the previous amendment to this Schedule 13D by the Reporting Persons.

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 8, 1996                  STEEL PARTNERS II, L.P.

                                             By: Steel Partners Associates, L.P.
                                                 General Partner

                                             By: Steel Partners, Ltd.
                                                 General Partner


                                             By:/s/ Warren G. Lichtenstein
                                                ---------------------------
                                                    Warren G. Lichtenstein,
                                                    Chief Executive Officer

                                             STEEL PARTNERS SERVICES, LTD.

                                             By:/s/ Warren G. Lichtenstein
                                                ---------------------------
                                                    Warren G. Lichtenstein,
                                                    Chief Executive Officer


                                             /s/ Warren G. Lichtenstein
                                             ------------------------------
                                                 WARREN G. LICHTENSTEIN


                                             /s/ Lawrence Butler
                                             ------------------------------
                                                 LAWRENCE BUTLER


                                             /s/ Jack L. Howard
                                             ------------------------------
                                                 JACK L. HOWARD

                                   SCHEDULE A

               Transactions in the Shares Since the Filing of the
                     Previous Amendment to the Schedule 13D


                             STEEL PARTNERS II, L.P.

Shares of Common                  Price Per                     Date of
Stock Purchased (Sold)            Share                         Purchase
----------------------            -----                         --------


      2,600                       8.42500                        1/09/96

      3,300                       8.93770                        1/26/96

      1,000                       8.72750                        1/30/96

        594                       8.92500                        1/31/96

      1,710                       8.72750                        1/31/96

      1,750                       9.04000                        2/01/96

      3,000                       9.38300                        2/05/96

      4,000                       9.73750                        2/06/96

      9,000                       9.80000                        2/06/96


                STEEL PARTNERS SERVICES, LTD.


Shares of Common                  Price Per                     Date of
Stock Purchased (Sold)            Share                         Purchase
----------------------            -----                         --------


      5,000                       8.42500                        1/09/96

      3,300                       8.93770                        1/26/96

      1,000                       8.72750                        1/30/96

        594                       8.92500                        1/31/96

      1,710                       8.72750                        1/31/96

      1,750                       9.04000                        2/01/96


                               WARREN LICHTENSTEIN

                                      None.


                                 LAWRENCE BUTLER

                                      None.


                                 JACK L. HOWARD

                                      None.